EXHIBIT 99.1

WORLD GAMING PLC ANNOUNCES UPDATE ON QUOTATION OF THE
COMPANY’S AMERICAN DEPOSITORY SHARES ON THE OTC BULLETIN BOARD

LONDON, UK, November 25, 2005 - World Gaming plc (LSE: WGP, OTC BB: WGMGY), a UK-based Internet-gaming software and e-business services group of companies (“the Company”), is pleased to update shareholders with respect to its quotation of the Company’s American Depository Shares on the OTC Bulletin Board.

On October 25, 2005, the National Association of Securities Dealers (the “NASD”), acting pursuant to NASD Rule 6545, directed its members to halt trading and quotations for five business days in the over-the counter (“OTC”) market of the Company’s ADRs that were included in the OTC Bulletin Board (the “OTCBB”).

The NASD trading halt was for five business days and expired on 01 November 2005. Quotations on the OTCBB of the Company’s ADRs, however, may resume only after market makers of the Company’s ADRs satisfy applicable requirements under the U.S. Securities Exchange Act of 1934, as amended, and NASD Rules. In particular, market makers will need to comply with U.S. Securities and Exchange Commission Rule 15c2-11 by filing a Form 211 with the NASD.

The Company has been advised that a member of the NASD has today transmitted a Form 211 to the NASD and has sought approval to quote the Company’s ADRs on the OTCBB. Any quotation by such NASD member will only commence when its Form 211 has been reviewed and cleared by the NASD.

LEGAL NOTICE

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

U.S. SECURITIES ACT NOTICE

The ordinary shares to be issued in connection with the Company’s proposed acquisition transaction or the related equity offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, a U.S. person (as such term is defined in Regulations S under the Securities Act) absent registration or an applicable exemption from registration under the Securities Act.

CORPORATE BACKGROUND

World Gaming plc is a UK-based I-gaming software and e-business services Group. The Group is an international developer, licensor, and provider of online gaming products, including casino, sportsbook, and pari-mutuel betting. For more information about World Gaming plc, visit the Group’s Web site at www.worldgamingplc.co.uk.

Interactive Systems Inc., a subsidiary of the Group incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Alea Software Inc., in participation with World Gaming plc develops gaming software and web pages.

Contact: Investor Relations

World Gaming plc

investor.relations@worldgaming.com

Special note regarding forward-looking statements

We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbour for forward-looking statements. To comply with the terms of the safe harbour, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: “believes,” “expects,” “anticipates,” “estimates,” “plans,” “intends,” “objectives,” “goals,” “aims,” “projects,” “forecasts,” “possible,” “seeks,” “may,” “could,” “should,” “might,” “likely,” “enable” or similar words or expressions are used in this document, as well as statements containing phrases such as “in our view,” “there can be no assurance,” “although no assurance can be given” or “there is no way to anticipate with certainty,” forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.